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Dirt Burger

Food & Drink Shop

407 E. 5TH STREET
Des Moines, IA 50309
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $25,000 invested.
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THE PITCH
Dirt Burger is seeking investment to open a new location in Des Moines, Iowa.
Adding A LocationRenovating Location
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OUR MISSION

To produce the worlds best 100% Plant Based burgers, fries, shakes, and salads by integrating scratch, whole food production, vertial Aeroponic farming, and local farmers, to reinevent the fast food industry.

Imagine a vertically integrated food company that creates it's own supply chain.
Imagine super crispy gluten free onion rings on your perfectly spiced Volcano Burger.
Imagine affordable Vegan Fast food, that is nutrient dense, preservative, and "Junk" free being handed to you out of a drive through window in 100% Compostable packaging.
Imagine lean manufacturing, and indoor urban farming combined to generate profits.
Now imagine helping us reach our goal of becoming the best company on the planet, for the planet.
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OUR STORY

Dirt Burger was born from the realization that the fast food market lacks affordable, plant based choices. We also noticed that the current fast food model produces tons of waste, using heavily processed patties, shipped over great distances, and served in packaging that never goes away. From these systemic problems, the solutions grew right out of the ground and Dirt Burger has been cranking out our uniquely bold, and flavorful plant based burgers, shakes, and fries since July of 2019. Now it is the time to build Dirt Burger#2 .... and we want you to be part of it!

The driving force behind the Dirt Burger menu is bold flavor. The kind of flavor you expect from a good burger, but doesnt tast like fake meat..just an incredible sandwich.
Vegan food is tipically pricy, but the Dirt Burger production model allows for less expensive options that are still healthier and equally flavorful.
Typical fast food restaurants are not concerned with how the food is produced or whats in it...but we bet you do! And we know the rest of the world does too.
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OUR OFFERINGS

We knew if we made plant based burgers that Vegans would come, but because we make Great plant based burgers.....every body eats here! Dirt Burger just happens to be Vegan.

Our Chicago Burger won "Best Burger" in the CityView Burger Challenge in 2020, and out of 72 meat creations, our veggie burger won.
More than just burgers ....It's all about the Fries! Dirt Burger's hand cut fries are made from a special variety of potato called "Chipperbeck" and our fries are the best! I said it!.
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THE TEAM
Christopher Place
Owner

Chris attended the Culinary Institute of America in Hyde Park, NY and has worked as a chef in the Des Moines metro since 1996. He is a Certified Executive Chef (CEC) from the American Culinary Federation. Chris has a wide range of culinary experience, including private restaurants, hotels, corporate dining and as the Executive Chef for the Office of the President at Iowa State University. Chris is committed to increasing the availability of chemical-free, plant-based and locally sourced food for all income levels. That passion drives his motivation to create the food systems, restaurants, and sustainable workforces of the future

Shawn Chapman
Operations Director

With 25 years as a leader in the Food & Beverage industry, Shawn brings a wide range of valuable experiences in restaurants, hotels and catering. He has worked every position, starting as a busser and working his way to General Manager, Director and Owner. Chapman honed his skills working for hospitality giants but has come to value the importance of individual viewpoints each team member brings to the table. He is focused on the impact the hospitality industry has on the environment and believes companies of the future are ethically bound to make stewardship of the planet a top priority. Shawn also manages the organization's corporate culture which is focused on inclusivity, mutual respect and global perspective

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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
INTENDED USE OF FUNDS

We have a clear path for growth, and it begins with two focuses. Our original East Village location and identifying Dirt Burger #2.

Funds will be used for re opening inventory, re opening labor, building renovations.
Year 3:Urban manufacturing Hub and Vertical farm with satelite restaurant locations supplied by the hub. This would create a "Territory".
Year 5: Continue to duplicate this model throughout the country.
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DIRT BURGER BUSINESS PLAN FOR HUB/VERTICAL FARM
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment, Build out $27,000
Mainvest Compensation $3,000
Build Out $20,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,400,000	$2,640,000	$2,824,800	$2,994,288	$3,144,002
Cost of Goods Sold	$840,000	$924,000	$988,680	$1,048,000	$1,100,399
Gross Profit	$1,560,000	$1,716,000	$1,836,120	$1,946,288	$2,043,603

EXPENSES

Rent	$140,000	$143,500	$147,087	$150,764	$154,533
Utilities	$72,000	$73,800	$75,645	$77,536	$79,474
Salaries	$696,000	$713,400	$731,235	$749,515	$768,252
Insurance	$38,000	$38,950	$39,923	$40,921	$41,944

Repairs & Maintenance $22,800 $23,370 $23,954 $24,552 $25,165

Legal & Professional Fees $15,000 $6,600 $7,062 $7,485 $7,859

Operating Profit $576,200 $716,380 $811,214 $895,515 $966,376

This information is provided by Dirt Burger. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $250,000

Amount Invested $0

Investors 0

Investment Round Ends May 27th, 2022

Summary of Terms

Legal Business Name DMDirt, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $25,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 1%-5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1st, 2028

Financial Condition

Historical milestones

Dirt Burger has been operating since [Month, Year] and has since achieved the following milestones:

Opened location in [City, State]
Achieved revenue of [$X] in [Year], which then grew to [$Y] in [Year].
Had Cost of Goods Sold (COGS) of [$X], which represented gross profit margin of [X%] in [Year]. COGS were then [$Y] the following year, which implied gross profit margin of [Y%].
Achieved profit of [$X] in [Year], which then grew to [$Y] in [Year].

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of [Date], Dirt Burger has debt of [$X] outstanding and a cash balance of [$Y]. This debt is sourced primarily from [Source of debt] and will be senior to any investment raised on Mainvest. In addition to the Dirt Burger's outstanding debt and the debt raised on Mainvest, Dirt Burger may require additional funds from alternate sources at a later date.

No operating history

Dirt Burger was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Dirt Burger has a [strong, moderate, low] liquidity position due to its [low, medium, high] cash reserves as compared to debt and other liabilities. Dirt Burger expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Subsequent events to historical financials

Since the latest available financial statements of Dirt Burger, we have had the following material changes and trends:

Increase in costs relating to [Category].

Purchased equipment for [Category].
Took out a loan for [$X] to purchase [item].
Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Dirt Burger to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Dirt Burger operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Dirt Burger competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Dirt Burger's core business or the inability to compete successfully against the with other competitors could negatively affect Dirt Burger's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Dirt Burger's management or vote on and/or influence any managerial decisions regarding Dirt Burger. Furthermore, if the founders or other key personnel of Dirt Burger were to leave Dirt Burger or become unable to work, Dirt Burger (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Dirt Burger and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Dirt Burger is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Dirt Burger might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Dirt Burger is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Dirt Burger

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Dirt Burger's financial performance or ability to continue to operate. In the event Dirt Burger ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Dirt Burger nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Dirt Burger will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Dirt Burger is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Dirt Burger will carry some insurance, Dirt Burger may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Dirt Burger could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Dirt Burger's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Dirt Burger's management will coincide: you both want Dirt Burger to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Dirt Burger to act conservative to make sure they are best equipped to repay the Note obligations, while Dirt Burger might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Dirt Burger needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Dirt Burger or management), which is responsible for monitoring Dirt Burger's compliance with the law. Dirt Burger will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Dirt Burger is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Dirt Burger fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Dirt Burger, and the revenue of Dirt Burger can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Dirt Burger to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Dirt Burger. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
Investor Discussion
Dirt Burger isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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